Filed Pursuant To Rule 433
Registration No. 333-167132
June 24, 2010

SPDR® Family of Exchange Traded Funds

Precise in a world that isn't.℠

SPDR
STATE STREET GLOBAL ADVISORS

Precise in a world that isn’t.TM
You wouldn’t buy a high-performance sports car that almost handled well. Or a Swiss watch that sort of kept time. After all, when you buy certain things you expect them to be precise. Shouldn’t investments be one of them?
At State Street, we think they should be. That’s why we created SPDR® exchange traded funds (ETFs), a family of ETFs that let you precisely match your investments to your investment strategy.
Small Cap. Large Cap. Real Estate. Emerging Markets. Fixed Income. Gold. Whatever the market segment, you get exactly what’s on the label. Nothing more. Nothing less.

The ETF architect
At State Street, we approach investing like architects. We combine an engineer’s ability to turn complex problems into simple solutions with the practical precision of a high-end builder.
Above all, we provide each of our ETFs with a firm foundation. An ETF is only as reliable as its index. That’s why we work with providers who follow a strict selection process.
Institutional quality
SPDR ETFs are designed to meet the high standards of professional investors, including the pensions and endowments of the world’s largest corporations and foundations.
By working with these organizations, we’ve made our products more efficient, responsive and, most of all, precise.
Track record of excellence
State Street created the first ETF — the SPDR S&P 500® (Symbol: SPY) — 17 years ago. Today, each member of the SPDR family reflects our intimate knowledge of the ETF market, not to mention our more than 30 years of indexing experience.
Pioneer
State Street pioneered many of the industry’s innovations in the last 17 years.

1993	State Street launches the SPDR S&P 500 (Symbol: SPY), the world’s first and still largest ETF.*

1998	State Street launches SPDR Dow Jones Industrial Average (Symbol:DIA) ETF, benchmarked against the Dow Jones Industrial Average, and Select Sector SPDRs,® which divide the S&P 500 into nine sectors.

1999	State Street launches Hong Kong Tracker ETF—the largest IPO in Asian ex-Japan history at the time—raising over $4 billion.

2000	State Street launches its family of style and specialized ETFs.

2001	State Street extends its family of ETFs to Europe.

2003	State Street joins with local partners in Taiwan to launch the first local ETF, the Polaris Taiwan Top 50 Tracker Fund.

2004	State Street works with the World Gold Council to launch SPDR Gold Shares Trust (Symbol: GLD), the very first US commodity exchange traded trust, raising over $2 billion in three months.

2005	State Street partners with China Asset Management to launch the first local Chinese ETF—Shanghai SSE50 Index Fund.

2006	State Street launches the first international real estate (Symbol: RWX) and Japanese small cap (Symbol: JSC) ETFs.

2007	State Street launches the first regional emerging markets, global infrastructure (Symbol: GII) and international debt (Symbol: BWX) ETFs.

2008	State Street launches International Sectors and Emerging Markets Small Cap (Symbol: EWX) ETFs.

2009	State Street launches the first Convertible Bond ETF (Symbol: CWB).

2010	State Street partners with Nuveen Asset Management to provide municipal bond ETFs. State Street also launches the first International Corporate Bond ETF (Symbol: IBND).
*as of March 31, 2010

A SPDR to suit each investment objective
The ETF market has become flooded with hundreds of products all promising the same things: low cost, flexibility and selectivity. It’s no wonder investors have difficulty distinguishing one ETF from another.
At State Street, we believe the best ETFs are not only about ease and simplicity, but about accuracy and what they allow you to do. This belief is reflected in every member of the State Street SPDR ETF family.
Core
SPDR ETFs are benchmarked to an array of respected market indices. While the SPDR S&P 500 (Symbol: SPY) is one of the largest and most actively traded securities in the world, we offer domestic equity ETFs of every size. From small cap to comprehensive total stock market coverage, SPDR ETFs make it possible for investors to easily attain the core portfolio exposure they seek.
Style
Growth and value equity styles move in and out of favor over time. So we offer a modular suite of SPDR ETFs that represents the full spectrum of domestic equity markets. And they’re all classified by style. In other words, when you buy growth, that’s exactly what you get.
Sector
With sector ETFs, you get targeted, diversified access to specific sectors, without the risk level of single stocks. Sector ETFs can also be valuable for tactical weightings, hedging portfolio risk and year-end tax loss planning. Our Select Sector SPDRs can help you control your exposure to the US market and gain more power over your portfolio. These unique ETFs unbundle the S&P 500, so you can invest in the sectors that make the most sense to you.

Industry
Sometimes you have more interest in a specific industry than an entire sector. So why buy the whole pie when you only want a slice? We offer a full suite of industry SPDR ETFs that cover markets from banking to pharmaceuticals.
International
Non-US stocks account for 50% of the world’s total market capitalization. And international equities offer tremendous diversification and return potential. At State Street, we offer an array of developed and emerging international SPDR ETFs. So you can get diversified, liquid exposure to even the most difficult-to-reach markets. Whether you seek small-cap, geography-specific exposure or single-product access to a large swath of non-US markets, we’ll be able to match your needs.
Commodities
Commodities can be great diversifiers. They have a low to negative correlation with other asset classes. And their prices tend to rise with inflation, making them a valuable portfolio hedge. But if you really want to capture the power of commodities, your exposure should be as pure as possible. Unfortunately, direct, liquid exposure to commodities can be difficult and expensive at best—impossible at worst. SPDR Gold Shares (Symbol: GLD) was State Street’s first foray into the commodity category and is the first-ever gold-backed exchange traded trust in the US. It offers a simplified, liquid and cost-efficient way to access gold bullion. Precisely.
Fixed Income
Fixed income investments offer three key benefits: diversification, income and tax advantages. With our fixed income ETFs, you get all of these benefits in one precise package. By investing in an ETF, you’ll get the performance of an entire bond portfolio, without having to constantly rebalance your holdings as the bonds mature. And as one of the largest fixed income managers in the world, we’re able to achieve economies of scale—so our funds are available at a low cost. Whatever taxable or tax-free segment or maturity range you’re interested in, these SPDR ETFs provide a smart, simple way to put your fixed income strategy to work.

FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
The investment return and principal value of an investment will fluctuate in value, so that when shares are sold or redeemed they may be worth more or less than when they were purchased.
Diversification does not protect against loss.
Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk.
In addition to the normal risks associated with equity investing, narrowly focused investments and investments in smaller companies typically exhibit higher volatility.
Commodities contain heightened risk including market, political, regulatory, and natural conditions, and may not be suitable for all investors. The strategy will seek exposure to commodities through commodity-linked derivatives. Derivatives and commodity-linked derivatives may involve certain costs and risks such as liquidity, interest rate, market, credit, management and the risk that a position could not be closed when most advantageous.
Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.
The prospectus contains information about the Trust and the SPDR® Gold Shares (the “Shares”) which is material and/or which may be important to you. You should read the entire prospectus, including ``Risk Factors’’ before making an investment decision about the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor and the Marketing Agent expect the value of an investment in the Shares to similarly decline proportionately.
Not FDIC Insured — No Bank Guarantee — May Lose Value
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today.
“Dow Jones®”, “The Dow®”, “Dow Jones Industrial AverageSM” and “DJIA®” are trademarks of the Dow Jones & Company, Inc. (“Dow Jones”) and have been licensed for use by State Street Bank and Trust. The Products are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Product.
“SPDR®” is a trademark of Standard & Poor’s Financial Services, LLC and has been licensed by use for the Sponsor. The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and the SPDR Gold Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR Gold Trust, or its affiliates, is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which the financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF DAMAGES.
Distributor and Marketing Agent: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR S&P 500 shares, MidCap SPDR and SPDR Dow Jones Industrial Average, all unit investment trusts and Select Sector SPDRs.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.
© 2010 State Street Corporation. All Rights Reserved.      IBG-1997     Exp. Date: 6/30/2011     IBG.FETFB.0610
STATE STREET GLOBAL ADVISORS
State Street Financial Center
One Lincoln Street
Boston, MA 02111

866.787.2257 spdrs.com

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.